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FEB 29 2024

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SEC FILE NUMBER
8-21893

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Huntleigh Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7800 Forsyth Blvd. 5th Floor

(No. and Street)

St Louis	Missouri	63105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Thomas	314-236-2207	kthomas@hntlgh.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Purk & Associates, P.C.

(Name – if individual, state last, first, and middle name)

1034 S. Brentwood Ste 200	St Louis	Missouri	63117
(Address)	(City)	(State)	(Zip Code)

09/01/2019	3732
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Karen Thomas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huntleigh Securities Corporation, as of 2/28, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAN BRADSHAW
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 13519333
My Commission Expires Jan 30, 2025

Signature: [signature]

Title:
Director of Operations/SVP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HUNTLEIGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2023

Purk & Associates, P.C.
CPAs and Business Advisors

1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117
o: 314.884.4000
f: 314.884.4001
www.purkpc.com

Contents

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company," a Missouri corporation) as of December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The information contained in pages 19-21 (collectively, "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Huntleigh Securities Corporation's auditor since 2021.

Pink & associates, P.C.

St. Louis, Missouri
February 23, 2024

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Current Assets		
Cash and cash equivalents	$	675,660
Deposits with clearing organizations		250,000
Receivables from broker-dealers and clearing organizations		856,560
Investments		111,507
Total Current Assets		1,893,727
Non-current Assets		
Property and equipment, net of accumulated depreciation and amortization of $342,988		20,310
Operating leases right-of-use asset, net of accumulated amortization of $1,836,948		1,117,320
Finance lease right-of-use asset, net of accumulated amortization of $2,791		94,904
Deferred income taxes, net of valuation allowance of $154,000		163,300
Other assets		68,733
Total Non-current Assets		1,464,567
TOTAL ASSETS	$	3,358,294
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Payables to broker-dealers and clearing organizations	$	87,098
Due to related parties		26,393
Accounts payable, accrued expenses and other liabilities		703,061
Accrued salaries and commissions		433,405
Current portion of operating lease liabilities		415,855
Current portion of finance lease liability		37,008
Total Current Liabilities		1,702,820
Non-current Liabilities		
Operating lease liabilities		760,018
Finance lease liabilities		58,295
Unearned discount		80,000
Total Non-current Liabilities		898,313
Total Liabilities		2,601,133
Stockholders' Equity		
Common stock, $0.01 par value; 3,000,000 shares authorized; 2,943,934 shares issued; 2,683,426 shares outstanding		29,439
Additional paid-in capital		1,727,213
Accumulated deficit		(849,191)
		907,461
Less: Treasury stock, at cost; 260,508 shares (avg. cost of $.58/share)		(150,300)
Total Stockholders' Equity		757,161
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,358,294

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES		
Mutual fund commissions	$	977,957
12b-1 fees		1,170,367
Commissions		4,116,064
Interest and dividend income		901,715
Investment banking		193,957
Principal transactions		25,480
Other income		776,550
Total Revenues		8,162,090
EXPENSES		
Commissions		3,763,600
Employee compensation and benefits		1,847,741
Rent-office and equipment		406,309
Floor brokerage, exchange and clearance fees		289,480
Communications		526,769
Professional fees		447,323
Other operating expenses		178,256
Travel and entertainment		228,883
Regulatory fees		185,336
Office expenses		56,979
Insurance		125,351
Dues and subscriptions		17,240
Depreciation amd amortization		2,799
Bad debt and customer write-offs		7,038
Licenses and taxes		9,019
Total Expenses		8,092,123
NET INCOME BEFORE INCOME TAX EXPENSE		69,967
INCOME TAX EXPENSE		(37,638)
NET INCOME	$	32,329

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock		Additional			Total
	Number of Shares	Common Stock	Paid-In-Capital	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Balance at January 1, 2023	2,943,934	$ 29,439	$ 1,827,213	$ (881,520)	$ (125,000)	$ 850,132
Dividend Payment	-	-	(100,000)	-	-	(100,000)
Treasury Stock Repurchased	-	-	-	-	(25,300)	(25,300)
Net Income	-	-	-	32,329	-	32,329
Balance at December 31, 2023	**2,943,934**	**$ 29,439**	**$ 1,727,213**	**$ (849,191)**	**$ (150,300)**	**$ 757,161**

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities:		
Net income	$	32,329
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,799
Deferred income taxes		128,200
Deferred income tax valuation allowance		(106,000)
Amortization of unearned discount		(120,000)
(Increase) decrease in operating assets:		
Receivables from broker-dealers and clearing organizations		(142,684)
Investments		(1,235)
Other assets		(3,109)
Increase (decrease) in operating liabilities:		
Payables to broker-dealers and clearing organizations		20,764
Due to related parties		2,947
Accounts payable, accrued expenses and other liabilities		247,276
Accrued salaries and commissions		88,983
Net Cash Provided by Operating Activities		150,270
Cash Flows from Investing Activities:		
Purchases of leasehold improvements		(17,456)
Net Cash Used in Investing Activities		(17,456)
Cash Flows from Financing Activities:		
Treasury stock repurchased		(25,300)
Dividends paid		(100,000)
Net Cash Used in Financing Activities		(125,300)
Net Increase in Cash and Cash Equivalents		7,514
Cash and Cash Equivalents - Beginning of Year		668,146
Cash and Cash Equivalents - End of Year	$	675,660
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Income taxes	$	15,438
Interest expense	$	37,721

1. SUMMARY OF SIGNIFICANT ACCOUNTING & REPORTING POLICIES

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company clears security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC (WFCS) pursuant to a contract, which expires on October 1, 2024.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may exceed federally insured limits.

Recently Adopted Accounting Standards

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 326, Financial Instruments - Credit Losses ("ASC 326") which significantly changed how the Company measures credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model.

Under this standard, disclosures are required to provide users of the financial statements with useful information in analyzing the Company's exposures to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to this guidance in ASC 326 were receivables from broker-dealers and clearing organizations.

ASC 326 is effective for all privately held entities for fiscal years beginning after December 15, 2022.

The Company adopted ASC 326 effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new and enhanced disclosures only.

Receivables from Broker-Dealers and Clearing Organizations and Allowance for Credit Losses

Receivables from broker-dealers and clearing organizations are recorded at their original amounts. The Company follows the practice of writing off uncollectible amounts as they are incurred. Bad debt expense of the year ended December 31, 2023 was $7,038.

While management considers the write-off method to have an immaterial difference in the recognition of bad debt expense in comparison with the allowance method for credit losses, management does review their receivables monthly for any additional exposures or risks in determining if an allowance for credit losses is needed. Management uses historical data and current information related to their receivables, but management does not have reasonable and/or supportable forecasts when estimating the need for an allowance for credit losses. Therefore, management reverts back to historical and current data in their assessment in accordance with ASC 326.

Based on management's internal review of historical and current exposures over credit losses in their receivables, management does not believe an allowance for credit losses is material as of December 31, 2023.

Investments

Investments typically consist of stocks, bonds, money market, and other investments. The Company carries its investments at fair value. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2022-03 (see Note 4). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets which is not considered materially different than methods under U.S. GAAP. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets. Amortization of leasehold improvements and depreciation expense for the year ended December 31, 2023 was $2,799.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; resulting gains or losses are included in the statement of income.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space, computers and other office equipment and is a lessee in a noncancelable finance lease for office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable and, if not readily determinable, the Company uses its incremental borrowing rate. As the implicit rates of the Company's leases are not readily determinable, the incremental borrowing rate is based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

With respect to operating leases, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

With respect to the finance lease, the lease liability is measured throughout the lease term as the amount of the initial lease liability minus payments calculated to recognize the lease cost as a constant level yield at the company's incremental borrowing rate

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (e.g., lessor-provided maintenance) as a single lease component.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note 9).

Recognition of Revenues

Commissions, fee income, principal transactions, and related clearing expenses are recorded on a trade date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

At December 31, 2023, management considers all commission receivables as collectible; therefore, an allowance for credit losses is not necessary. Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable and has been earned. Investment banking revenues primarily include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

Revenue from Contracts with Customers

Revenue from contracts with customers consists primarily of commissions and fees from the distribution of mutual funds and sale of annuity products on behalf of the Company's customers.

Each time the customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order). The Company believes that the performance obligation is satisfied on the trade date because that is when the risks and rewards of ownership have been transferred to or from the customer. Reporting such transactions on a settlement date basis would not result in a material difference.

The Company enters into arrangements with other pooled investment vehicles (mutual funds) to distribute shares to investors and insurance companies to distribute annuity products to investors. The Company may receive distribution fees paid up front, over time, upon the investor's sale of the fund, or a combination of the above. The receipt of any fees over time (12b-1 fees) or upon sale of certain securities (contingent deferred sales charges) are dependent upon variables outside of the Company's control (values of the funds or annuity, when customer sells the fund or annuity, etc.) such that the Company could not predict or allow for such payments until the time at which they occur. Fees recognized in the current period are tied to performance obligations which have been satisfied by services performed.

With respect to annuities, commission revenue is recognized in the month in which the transaction is completed. Fixed amounts are recognized when the transaction has been completed, and variable amounts are recognized when it is probable that such amounts will be received.

Contract assets for the Company as of December 31, 2023 and 2022 were the following:

	2023	2022
Receivables from broker-dealers and clearing organizations	$ 856,560	$ 713,876

Investment banking revenues are primarily from providing merger-and-acquisition and financial restructuring advisory services but could be earned for underwriting securities for businesses and governmental entities that want to raise funds through the sales of securities. Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable and has been earned per the terms of the agreement. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising costs for the year totaled $4,583.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to previous issuances of stock options, and employee bonus accruals. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled.

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company has evaluated the impact on the financial statements, if any, of subsequent events through February 23, 2024, the date the financial statements were available to be issued.

2. CLEARING BROKER-DEALER DEPOSITS

The Company is contractually obligated to maintain a deposit account at Wells Fargo Clearing Services, LLC as designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

3. PROPERTY & EQUIPMENT

Property and equipment, net at December 31, 2023, consists of the following:

Furniture and equipment	$ 216,745
Leasehold improvements	146,553
	363,298
Less: Accumulated depreciation and amortization	(342,988)
	$ 20,310

Depreciation and amortization expense related to property and equipment was $2,799 for the year ended December 31, 2023.

4. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Valuation is based on quoted prices in active markets for identical instruments in active markets.

Level 2 Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)
Trading securities:		
Money market	$ 757	$ 757
Equities	110,750	110,750
Total Investments	$ 111,507	$ 111,507

5. LEASES

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms exceeding one year which are classified as either operating or finance leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. Contractual payments range from $837 to $29,101 a month with expiration dates ranging from March 2024 to February 2029.

The Company's leases for office spaces require it to make variable payments for the Company's proportionate share of the buildings' property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Amortization of ROU asset associated with the finance lease for office equipment is included in depreciation and amortization on the statement of operations.

As elected by the Company, all short-term leases having a lease term of 12 months or less at lease commencement and not including an option to purchase the underlying asset that the Company is reasonably certain to exercise, are expensed monthly over the life of the lease.

The components of lease costs for the year ended December 31, 2023 are as follows:

Operating leases expense	$ 447,463
Finance lease expense	
Amortization of ROU asset	$ 2,791
Interest on lease liability	692
	$ 3,483

Amounts reported in the statement of financial condition as of December 31, 2023, were as follows:

Operating leases:		
Operating lease ROU assets	$	1,117,320
Operating lease liabilities	$	1,175,873
Finance lease:		
Finance lease ROU asset	$	94,904
Finance lease liability	$	95,303

Other information related to leases as of December 31, 2023, was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	432,999
Operating cash flows from finance lease		692
Financing cash flows from finance lease		2,392
ROU assets obtained in exchange for new lease liabilities:		
Operating leases		209,435
Finance lease		97,695
Weighted average remaining lease term:		
Operating leases		3.30 years
Finance lease		2.92 years
Weighted average discount rate:		
Operating leases		6.51%
Finance lease		8.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities as of December 31, 2023, are as follows:

	Operating	Finance	Total
2024	$ 415,855	$ 37,008	$ 452,863
2025	390,076	37,008	427,084
2026	387,948	33,924	421,872
2027	53,828	-	53,828
2028	54,616	-	54,616
Thereafter	9,125	-	9,125
Undiscounted Cash Flows	1,311,448	107,940	1,419,388
Less: Present value discount	(135,575)	(12,637)	(148,212)
Total Lease Liabilities	$ 1,175,873	$ 95,303	$ 1,271,176

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5 percent of aggregate debit items or 120% of the minimum net capital requirement.

At December 31, 2023, the Company had net capital of $378,925, which was $128,925 in excess of the required minimum, and $78,925 in excess of 120% of the required minimum.

At December 31, 2023, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wells Fargo Clearing Services, LLC.

7. STOCK OPTIONS

The Company has granted non-qualified stock options to purchase shares of common stock in the company.

Effective with the inception of the plan, the Company adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*. Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

In 2020, the Company granted an executive 1,500,000 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.00 per share. The options fully vested in 2020 and expire ten years from the grant date of March 10, 2020.

During 2023, no options were exercised. Common stock option activity during the year ended December 31, 2023, is as follows:

	Number of Units		Weighted Average Exercise Price
Balance as of January 1, 2023	1,500,000	$	-
Granted	-		-
Forfeited	-		-
Balance as of December 31, 2023	1,500,000	$	-

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Options granted in 2020	
Risk-free interest rate	0.90%
Expected dividend yield	0.00
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.10

At December 31, 2023, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Year of Grant	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number Currently Exercisable
2020	1,500,000	$	0.000	6.07	1,500,000

8. INCOME TAXES

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2023 are comprised of the following:

Deferred tax asset	$	317,300
Less: Valuation allowance		(154,000)
	$	163,300

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets were as follows at December 31, 2023:

Net operating loss carryforwards	$	154,000
Accruals		93,800
Charitable contributions carryover		9,000
Deferred stock compensation		37,500
Basis of property and equipment		8,000
Lease amortization		15,000
	$	317,300

Deferred tax assets decreased by $128,200 at December 31, 2023 resulting primarily from taxable income for 2023 with the resulting decrease in net operating loss carryforwards and a release in a reserve over a receivable. In 2023, the Company recognized an income tax expense in the amount of $37,638.

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2023, the Company has available net operating loss carryforwards of approximately $616,000 for income tax reporting purposes, expiring during the years 2030 through 2035. The Company has a net operating loss carryforward of $311,000, which does not expire. The net operating loss carryforwards give rise to a deferred tax asset of approximately $154,000 at December 31, 2023, which has been reduced by a valuation allowance of $154,000. The valuation allowance was reduced by $106,000 in 2023.

Effective for annual reporting periods beginning after December 15, 2020, including interim periods within that reporting period, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update on simplifying the accounting for income taxes. The Company has concluded that the new guidance does not require any significant change in its process for accounting for income taxes.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note 2).

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2023, the Company made no contributions to this plan.

11. RELATED-PARTY TRANSACTIONS

The Company provides introductory brokerage and trade services for an investment advisory firm related to the Company under common ownership. Transactions are executed and subject to all compliance rules and regulations common in the securities industry. The Company paid payroll and parking expenses of $914,279, rent and overhead expenses of $453,518, and $95,830 for quote services and other expenses on behalf of the investment advisory firm during the year. Net monthly reimbursements from this investment advisory firm was $1,463,627 for the year ended December 31, 2023. The amount payable to this related investment advisory firm at year end was $26,393.

12. CLEARING AGREEMENT

The Company operates under a Fully Disclosed Clearing Agreement (the Agreement) with Wells Fargo Clearing Services, LLC (WFCS), formerly First Clearing, LLC, to govern the clearing, execution, and other services to be provided. The agreement with WFCS was renewed for five years in September 2019. As part of the contract renewal, the Company received a signing bonus of $600,000. In accordance with FASB ASC Subtopic 605-50, *Customer Payments and Incentives*, this amount has been recorded as an unearned discount on the statement of financial condition and is amortized over the term of the Agreement. For the year ended December 31, 2023, pursuant to the aforementioned guidance, the Company recognized $120,000 as a discount against floor brokerage, exchange, and clearance expenses on the statement of operations.

In the event that the Agreement is terminated prior to the fifth anniversary of the renewal date, the Company would be required to pay a termination fee of up to $600,000 (an amount which decreases annually) to WFCS, per the termination fee schedule included in the contract renewal. At December 31, 2023, it is management's opinion that termination of the Agreement is not anticipated.

13. EMPLOYEE RETENTION CREDIT INCOME

In June 2023, the Company was approved for and received employee retention credits available under the CARES Act created as part of the relief efforts related to COVID-19 and administered by the U.S. Treasury Department covering payroll taxes for the quarter ended June 30, 2020. The $207,332 payment, including interest of $10,138, is included in other income on the Company's statement of operations.

HUNTLEIGH SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2023

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$	757,161
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		(20,310)
Other assets		(321,336)
Total deductions and/or charges		(341,646)
Net capital before haircuts on securities positions		415,515
Haircuts on securities:		
Trading and investment securities:		
Other securities		(36,590)
Total haircuts		(36,590)
Net Capital	$	378,925

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement	$	250,000
Net Capital per Computation	$	378,925
Net Capital in Excess of Minimum Net Capital Requirement	$	128,925
Net Capital in Excess of 120% of Minimum Net Capital Requirement	$	78,925

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2023 (as amended) on February 20, 2024.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph and (k)(2)(ii) and therefore no "Information Relating to Possession or Control Requirements" under that rule have been provided.

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of *Huntleigh Securities Corporation* (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Pauk & Associates, P.C.

St. Louis, Missouri
February 23, 2024

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *Huntleigh Securities Corporation* (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions except as described in Footnote 74, throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No, 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Purk & Associates, P.C.

St. Louis, Missouri
February 23, 2024

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

EXEMPTION REPORT

Broker or Dealer

Name:	Huntleigh Securities Corporation
Address:	7800 Forsyth Blvd, 5th Floor, St. Louis, Missouri 63105
Telephone:	(314) 236-2400
SEC Registration No.:	8-21893
FINRA Registration No.:	7456

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

- The above-mentioned broker or dealer met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the period January 1, 2023 to December 31, 2023 except as described below in Footnote 74 without exception.

- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signature: Karen Thomas

Name: Karen Thomas

Title: Director of Operations

Date: February 8, 2024